VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Aamira Chaudhry, Stephen Kim

January 2, 2024

RE:	Stagwell Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
File No. 001-13718

Dear Ms. Chaudhry and Mr. Kim:

Reference is made to the letter dated December 19, 2023 from the Staff of the Division of Corporation Finance, Office of Trade & Services (the “Staff”) of the Securities and Exchange Commission relating to the Annual Report on Form 10-K for the year ended December 31, 2022 of Stagwell Inc. (the “Company”). The Company respectfully requests a 10 business day extension of the original due date requested by the Staff in order to allow it to prepare a response to the Staff’s comments. We anticipate that the Company will provide its response no later than January 19, 2024.

Very truly yours,

/s/ Frank Lanuto
Frank Lanuto
Chief Financial Officer

cc:	Vincenzo DiMaggio, Chief Accounting Officer, Stagwell Inc.
Peter McElligott, General Counsel, Stagwell Inc.
Edmund Graff, Deputy General Counsel, Stagwell Inc.
Paul M. Tiger, Freshfields Bruckhaus Deringer US LLP
Andrea M. Basham, Freshfields Bruckhaus Deringer US LLP